Exhibit 23.2

The Board of Directors

Orchid Cellmark Inc.:

We consent to the use of our reports dated March 15, 2007, with respect to consolidated balance sheets of Orchid Cellmark Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.

Our report on the consolidated financial statements refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

/s/ KPMG LLP

Short Hills, New Jersey

September 12, 2007